

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 8, 2010

Craig Holland, President
Freeze Tag, Inc.
228 W. Main Street, 2nd Floor
Tustin, CA 92780

> **Re:** **Freeze Tag, Inc.**
> **Amendment 2 to Registration Statement on Form S-1**
> **Filed October 25, 2010**
> **File No. 333-168857**

Dear Mr. Holland:

We have reviewed your amended registration statement and have the following comments. Prior comments refer to those in our letter dated October 7, 2010.

Prospectus Summary, page 2

1. We note your response to prior comment 2 and we have reviewed the reports that you have supplementally provided. We are unable to locate support in the Newzoo report for your claims that "the worldwide market for games delivered through online game portals was $4.27 billion" and "the mobile games market in 2009 was $1.84 billion worldwide with the U.S. comprising 60% of that total." Please advise. Also, we were unable to locate support in the 2007 Causal Games Market Report for the claim that "the global market for all games was $41.9 billion in 2007, and is expected to grow to more than $69 billion by 2012." We also note that you claim that 48% of casual game players are men and 52% are women. However, the 2007 Casual Games Market Report indicates that 49% of casual game players are men and 51% are women. Please advise. Finally, please clarify in your discussion of the Casual Games Market on page 29 the timeframe of the statistics you are citing. For example, please disclose, if true, that an estimated 200 million people were playing casual games over the internet each month <u>in 2007</u>.

Selling Security Holders, page 15

2. We note from your response to prior comment 4 that Cardiff Partners, LLC is an affiliate of a registered broker-dealer. Please disclose in this section whether Cardiff Partners purchased the shares of Freeze Tag's common stock that it is offering for resale in the ordinary course of business and whether, at the time of the purchase, it had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot make these representations on behalf of Cardiff Partners, please revise your prospectus to identify this selling shareholder as an underwriter.

Concentrations of Credit Risk, Major Customers and Major Vendors, page 37

3.   We note your response to prior comment 8. You do not address in your response whether you are substantially dependent upon your agreements with your primary distribution partners. You also do not address whether you are substantially dependent upon your licensing agreements with the Ohio Art Company and CMG Worldwide, discussed on page 22 of the prospectus. Accordingly, we reissue those parts of prior comment 8. Please note that if you determine that you are substantially dependent upon any of your distribution or licensing agreements, such agreements should be filed as exhibits to your registration statement. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Certain Relationships and Related Transactions, page 52

4.   We note your response to prior comment 11 and that you did not add disclosure regarding the convertible note loan from the Holland Family Trust in this section because none of your officers and directors control the trust. Note 13 to your financial statements indicates that the trust is controlled by the mother of the company's president. As such, the trust appears to meet the definition of a related party under Item 404(a)(1) of Regulation S-K. Refer to Item 404(d) and Instruction 1.a.iii to Item 404(a). Accordingly, you must disclose the information on the convertible note loan required by Item 404(a). Please revise.

        Please contact me at (202) 551-3456 if you have any questions about our comments. If you need additional assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                                Sincerely,

                                                Matthew Crispino
                                                Staff Attorney

cc: Via Facsimile: (949) 635-1244
        Brian A. Lebrecht, Esq.